SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

BERLINER COMMUNICATIONS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.00002 PER SHARE
(Title of Class of Securities)

670099100
(CUSIP Number)

copy to:

Thom Waye	Kevin W. Waite, Esq.
Sigma Capital Advisors, LLC	Moomjian, Waite, Wactlar & Coleman, LLP
800 Third Avenue	100 Jericho Quadrangle
Suite 1701	Suite 225
New York, New York 10022	Jericho, New York 11753

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

Page 1 of 11 pages

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No. 670099100	13D	Page 2 of 11 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

Sigma Opportunity Fund, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

WC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		4,489,795 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		4,489,795 (1)
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,489,795 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

19.4%
14	Type of Reporting Person*

OO - Limited Liability Company

(1) Consists of 1,489,795 shares of common stock and 3,000,000 shares of common stock underlying a convertible note.

CUSIP No. 670099100	13D	Page 3 of 11 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

Sigma Capital Advisors, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		6,884,692 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		6,884,692 (1)
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,884,692 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

27.7%
14	Type of Reporting Person*

OO - Limited Liability Company

(1) Consists of 2,234,692 shares of common stock; 4,500,000 shares of common stock underlying convertible notes; and 150,000 shares of common stock underlying a warrant.

CUSIP No. 670099100	13D	Page 4 of 11 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

Sigma Capital Partners, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		6,884,692 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		6,884,692 (1)
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,884,692 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

27.7%
14	Type of Reporting Person*

OO- Limited Liability Company

(1) Consists of 2,234,692 shares of common stock; 4,500,000 shares of common stock underlying convertible notes; and 150,000 shares of common stock underlying a warrant.

CUSIP No. 670099100	13D	Page 5 of 11 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

Sigma Berliner, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		2,170,407 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		2,170,407 (1)
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,170,407 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

10.0%
14	Type of Reporting Person*

OO- Limited Liability Company

(1) Consists of 670,407 shares of common stock and 1,500,000 shares of common stock underlying a convertible note.

CUSIP No. 670099100	13D	Page 6 of 11 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

Thom Waye
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
	7	Sole Voting Power

		6,884,692 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		6,884,692 (1)
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,884,692 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

27.7%
14	Type of Reporting Person*

IN

(1) Consists of 2,234,692 shares of common stock; 4,500,000 shares of common stock underlying convertible notes; and 150,000 shares of common stock underlying a warrant.

*SEE INSTRUCTIONS BEFORE FILLING OUT

INTRODUCTION

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D, dated December 29, 2006 (“Schedule 13D”), filed by Sigma Opportunity Fund, LLC (“Sigma Fund”), Sigma Capital Advisors, LLC (“Sigma Advisors”), Sigma Capital Partners, LLC (“Sigma Partners”) and Thom Waye, as specifically set forth herein. Except as amended hereby, the information in the Schedule 13D remains accurate in all respects.

Capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

(a)  This Amendment is being jointly filed by Sigma Fund, Sigma Advisors, Sigma Partners, and Sigma Berliner, LLC (“Sigma Berliner”), each a Delaware limited liability company, and Thom Waye, an individual. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(v)  Sigma Berliner is a private investment fund and Sigma Advisors serves as the managing member of Sigma Berliner.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 29, 2008, a copy of which is filed with this Amendment as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”)

(b) The principal business address of Sigma Berliner is 800 Third Avenue, Suite 1701, New York, New York 10022.

(c)  The principal business of Sigma Berliner is investing in securities. The principal business of Sigma Advisors is to serve as the managing member of each of Sigma Fund and Sigma Berliner. The principal business of Sigma Partners is to act as a holding entity for the membership interests of Sigma Advisors. The principal occupation of Mr. Waye is to serve as manager of Sigma Advisors.

(d)  Sigma Berliner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Sigma Berliner has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sigma Berliner is a limited liability company organized under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On April 18, 2008, Sigma Fund acquired 1,489,795 shares of Common Stock upon exercise of its warrant for 1,500,000 shares in a cashless exercise pursuant to which 10,205 shares underlying the warrant were surrendered to the Issuer as payment of the exercise price.

On April 18, 2008, Sigma Berliner acquired 744,897 shares of Common Stock upon exercise of its warrant for 750,000 shares in a cashless exercise pursuant to which 5,103 shares underlying the warrant were surrendered to the Issuer as payment of the exercise price. Sigma Berliner transferred 74,490 of these shares to Sigma Advisors.

Item 4. Purpose of Transaction.

The Reporting Persons acquired shares of Common Stock based on the Reporting Persons’ belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities, if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Item 5. Interest in Securities of the Issuer.

(a)(i)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Berliner: 2,170,407
Percentage: 10.0%

(ii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Fund: 4,489,795
Percentage: 19.4%

(iii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Advisors: 6,884,692
Percentage: 27.7%

(iv)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Partners: 6,884,692
Percentage: 27.7%

(v)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Thom Waye: 6,884,692
Percentage: 27.7%

(b)(i)	1. Sole power to vote or to direct vote: 2,170,407

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition: 2,170,407

4. Shared power to dispose or to direct the
disposition -0-

(ii)	1. Sole power to vote or to direct vote: 4,489,795

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition: 4,489,795

4. Shared power to dispose or to direct the
disposition -0-

(iii)	1. Sole power to vote or to direct vote: 6,884,692

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition: 6,884,692

4. Shared power to dispose or to direct the
disposition -0-

(iv)	1. Sole power to vote or to direct vote: 6,884,692

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition: 6,884,692

4. Shared power to dispose or to direct the
disposition -0-

(v)	1. Sole power to vote or to direct vote: 6,884,692

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition: 6,884,692

4. Shared power to dispose or to direct the
disposition -0-

(c) Except as described in Item 3 of this Amendment, there have been no transactions effected with respect to the Common Stock within the past 60 days of the date hereof by the Reporting Persons.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated May 29, 2008, by and among Sigma Opportunity Fund, LLC, Sigma Berliner, LLC, Sigma Capital Advisors, LLC, Sigma Capital Partners, LLC and Thom Waye.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008

SIGMA OPPORTUNITY FUND, LLC
BY:	SIGMA CAPITAL ADVISORS, LLC
BY:	Kevin W. Waite, Authorized Representative

/s/ Kevin W. Waite
Kevin W. Waite

SIGMA BERLINER, LLC
BY:	SIGMA CAPITAL ADVISORS, LLC
BY:	Kevin W. Waite, Authorized Representative

/s/ Kevin W. Waite
Kevin W. Waite

SIGMA CAPITAL ADVISORS, LLC
BY:	Kevin W. Waite, Authorized Representative

/s/ Kevin W. Waite
Kevin W. Waite

SIGMA CAPITAL PARTNERS, LLC
BY:	Kevin W. Waite, Authorized Representative

/s/ Kevin W. Waite
Kevin W. Waite

Thom Waye
BY:	Kevin W. Waite, By Power of Attorney

/s/ Kevin W. Waite
Kevin W. Waite